Exhibit 99.1

HOLLINGER INC.
DELAWARE APPEAL DENIED

HOLLINGER INTERNATIONAL COMPLETES SALE OF
THE TELEGRAPH GROUP TO THE BARCLAY BROTHERS

     Toronto, Canada, July 30, 2004 — Hollinger Inc. (“Hollinger”) (TSX: HLG.C; HLG.PR.B) announced today that the Delaware Supreme Court denied Hollinger’s appeal of the ruling issued yesterday by the Delaware Chancery Court regarding the sale of Hollinger International Inc.’s U.K. assets. As publicly disclosed earlier today, Hollinger International Inc. (“Hollinger International”) completed the sale of the Telegraph Group, whose assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, to a company controlled by the Barclay brothers.

     Hollinger Co-Chief Operating Officer, Peter G. White, said, “While we are disappointed that the Courts failed to provide Hollinger International shareholders the opportunity to determine if a sale of the Telegraph was in their best interest, we wish the new owners of the Telegraph Group well in their stewardship of these world-class media properties. The Barclays recognized the substantial value that Lord Black and his management team created over the years at the Telegraph Group by paying a price approximately 30 times what the Telegraph was purchased for in 1986. We are confident that the Barclays will continue to successfully build on that legacy in their leadership of the Telegraph properties.”

     Hollinger, as do all other shareholders of Hollinger International, looks forward to the decision of Hollinger International’s board as to its plans for the proceeds of the sale as soon as possible.

     Hollinger’s principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International. Hollinger International is an international newspaper publisher with English-language newspapers in the United States and Israel. Its assets include the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

Media contact:
Jim Badenhausen
646-805-2006

www.hollingerinc.com